

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2015

<u>Via Email</u>

Brenda J. Battey
Chief Financial Officer
Broadway Financial Corporation
5055 Wilshire Boulevard, Suite 500
Los Angeles, California 90036

Re: Broadway Financial Corporation
Registration Statement on Form S-1
Filed December 23, 2014
File No. 333- 201233

Dear Ms. Battey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover page</u>

1. Disclose the offering amount as a percentage of total outstanding common shares.

2. Disclose here or in the Selling Shareholder section the number of shares being registered that are owned or controlled by officers, directors, other affiliated persons or their affiliates.

<u>Prospectus Summary</u>

<u>Regulatory Cease and Desist Orders, page 4</u>

3. Expand your disclosure of the terms of the written agreements with regulators to include recent actions taken by you to comply with those terms and the impact or potential impact on your financial condition and results of operations.

Selling Shareholder Information – page 9

4. Please identify whether any of the selling securityholders are broker dealers or the affiliates of broker dealers. If any of the selling securityholders are broker dealers, revise the disclosure to clarify that those selling securityholders are underwriters. Any selling securityholder who is an affiliate of a broker dealer must make the following representations:

   a. The selling securityholder purchased the securities to be resold in the ordinary course of business, and

   b. at the time of the purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

   If they are not able to make these representations, they must also be identified as underwriters.

5. With respect to each selling stockholder that is not a natural person, please confirm that the entity is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. If not, you must identify the natural person or persons having voting and investment control over the securities they hold. Please revise accordingly.

Plan of Distribution, page 14

6. We note the statement in the second paragraph on page 15. Please confirm to us:

   • before any commissions or other compensation is paid for the sale of the securities, a post-effective amendment to this registration statement will be filed, naming the agents to be compensated and the compensation arrangements; and

   • before any permitted transferees of a selling securityholder use the Prospectus for sales, you will file a post-effective amendment to this registration statement listing the permitted transferees as sellers.

Incorporation of Certain Information by Reference, Page 19

7. Include the company's 1934 Act File number.

Part II
Item 15. Recent Sales of Unregistered Securities

8. We note that transactions disclosed in Part I of the prospectus do not appear to be disclosed here. Please revise or advise.

Brenda J. Battey
Broadway Financial Corporation
January 21, 2015
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney